                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-82111

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement and accompanying + +prospectus is not complete and may change. A registration statement relating +
+to these securities has been filed with the Securities and Exchange           +
+Commission and declared effective. We may not sell these securities unless we +
+deliver a final prospectus supplement and accompanying prospectus. This       +
+preliminary prospectus supplement and the accompanying prospectus are not an + +offer to sell these securities and are not soliciting an offer to buy these + +securities in any jurisdiction where the offer to sell is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             Subject to Completion
           Preliminary Prospectus Supplement dated December 14, 2000

Prospectus Supplement                     Ratings:
(To Prospectus dated December 14, 2000)   Standard & Poor's: AAA
                                          Moody's: Aaa
                                          (See "Ratings" Herein)

                           INDIANA GAS COMPANY, INC.

                                  $
                 % Insured Quarterly Notes due December 15, 2015

                                  $
                 % Insured Quarterly Notes due December 16, 2030
                                 (IQ NotesSM*)

                                  -----------

  Our Insured Quarterly Notes due 2015, which we refer to as the "15-Year IQ
Notes", bear interest at a rate of      % per year. The 15-Year IQ Notes will
mature on December 15, 2015. However, we can redeem the 15-Year IQ Notes at our option on or after December 15, 2004 at 100% of the principal amount plus any accrued interest thereon.

  Our Insured Quarterly Notes due 2030, which we refer to as the "30-Year IQ
Notes", bear interest at a rate of      % per year. The 30-Year IQ Notes will
mature on December 16, 2030. However, we can redeem the 30-Year IQ Notes at our option on or after December 15, 2005 at 100% of the principal amount plus any accrued interest thereon.

  Interest on the 15-Year IQ Notes and the 30-Year IQ Notes, which we refer to collectively as the "IQ Notes", is payable quarterly on March 15, June 15, September 15, and December 15, beginning on March 15, 2001, and at maturity or earlier redemption.

  We will be required to redeem the IQ Notes, subject to individual and aggregate limitations, at the option of the representative of any deceased owner of IQ Notes at 100% of the principal amount plus any accrued interest thereon.

  Our timely payment of the regularly scheduled payments of the principal of and interest on the IQ Notes when due and payments in connection with the mandatory redemption of IQ Notes at the option of representatives of deceased owners will be insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation simultaneously with the delivery of the IQ Notes.

                                 [Ambac Logo]

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

  Edward D. Jones & Co., L.P. has agreed to purchase from us the 15-Year IQ
Notes at   % of their principal amount and the 30-Year IQ Notes at   % of their
principal amount, subject to the terms of a purchase agreement. We estimate that we will receive $70,000,000 from the sale of the IQ Notes, before deducting our expenses, which we estimate to be $2,500,000. Edward D. Jones & Co., L.P. plans to sell the IQ Notes from time to time, in negotiated transactions or otherwise, at prices based on either the prevailing market or negotiated prices.

  We expect that the IQ Notes will be ready for delivery in book-entry form only through The Depository Trust Company ("DTC") on or about December 28, 2000.

                                  -----------

  *IQ Notes is a service mark of Edward D. Jones & Co., L.P.

                                  -----------

                          Edward D. Jones & Co., L.P.

                                  -----------

          The date of this prospectus supplement is December   , 2000.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            Page
                                                                            ----
Forward-Looking Statements................................................. S-3
Summary of the Offering.................................................... S-4
Use of Proceeds............................................................ S-8
Capitalization............................................................. S-8
Ratio of Earnings to Fixed Charges......................................... S-8
Description of the IQ Notes................................................ S-9
The Policy and the Insurer................................................. S-14
Ratings.................................................................... S-17
Underwriting............................................................... S-17
Legal Opinions............................................................. S-18
Experts.................................................................... S-18
Appendix A--Form of Redemption Request..................................... A-1
Appendix B--Form of Policy................................................. B-1

                                  PROSPECTUS

Indiana Gas Company, Inc...................................................    2
Recent Developments........................................................    3
Use of Proceeds............................................................    5
Ratio of Earnings to Fixed Charges.........................................    5
Description of the Debt Securities.........................................    6
Plan of Distribution.......................................................   12
Where You Can Find More Information........................................   12
Incorporation of Information We File with the SEC..........................   13
Experts....................................................................   14

   You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. No one has been authorized to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the Underwriter is not, making an offer to sell the IQ Notes in any jurisdiction where the offer to sell the IQ Notes is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission that is incorporated herein by reference, is accurate as of the date on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus supplement and the accompanying prospectus, "Indiana Gas", "we" and "our" refer to Indiana Gas Company, Inc. and the "Underwriter" refers to Edward D. Jones & Co., L.P.

                          FORWARD-LOOKING STATEMENTS

   Statements contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements involve certain risks and uncertainties that may cause future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, the following:

  . Unusual weather conditions; catastrophic weather-related damage; unusual maintenance or repairs; unanticipated changes to gas supply costs, or availability due to higher demand, shortages, transportation problems or other developments; environmental or pipeline incidents; transmission or distribution incidents; or gas pipeline system constraints.

  . Increased competition in the energy environment, including effects of industry restructuring and unbundling.

  . Regulatory factors such as unanticipated changes in rate-setting policies or procedures, recovery of investments made under traditional regulation and the frequency and timing of rate increases.

  . Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, state public utility commissions, state entities which regulate natural gas transmission, gathering and processing, and similar entities with regulatory oversight.

  . General economic conditions, including inflation rates and monetary fluctuations.

  . Changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity and interest rate.

  . Availability or cost of capital, resulting from changes in Indiana Gas, interest rates, and securities ratings or market perceptions of the utility industry and energy-related industries.

  . Employee workforce factors, including changes in key executives, collective bargaining agreements with union employees, or work stoppages.

  . Legal and regulatory delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.

  . Costs and other effects of legal and administrative proceedings, settlements, investigations, claims, and other matters, including, but not limited to, those described in periodic filings made with the Securities and Exchange Commission by Indiana Gas.

  . Changes in federal, state or local legislature requirements, such as changes in tax laws or rates and environmental laws and regulations.

   We assume no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

                            SUMMARY OF THE OFFERING

   The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in, or incorporated by reference in, this prospectus supplement and in the accompanying prospectus.

                           Indiana Gas Company, Inc.

   We are an operating public utility providing gas utility service in Indiana. We supply gas to approximately 514,000 residential, small commercial and contract (large commercial and industrial) customers in 311 communities in 49 of the 92 counties in Indiana. The largest communities which we serve include Muncie, Anderson, Lafayette, West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond.

   Our service area has a population of approximately 2 million people and contains diversified manufacturing and agricultural enterprises. The principal industries which we serve include:

  . automotive parts and accessories;

  . feed, flour and grain processing;

  . metal castings;

  . aluminum products;

  . gypsum products;

  . electrical equipment;

  . metal processing; and

  . glass.

   We are a wholly-owned subsidiary of Vectren Corporation ("Vectren"), a New York Stock Exchange-listed company (ticker symbol: VVC).

   On March 31, 2000, Indiana Energy, Inc. ("Indiana Energy"), the former parent of Indiana Gas, and SIGCORP, Inc. ("SIGCORP") merged and combined into Vectren Corporation, a holding company formed for purposes of the merger. SIGCORP was an investor-owned energy company that through its utility subsidiary, Southern Indiana Gas and Electric Company, provided electric and gas service to southwest Indiana and through its non-regulated subsidiaries provided energy-related products and services throughout the Midwest and elsewhere. As provided for in the merger agreement, Indiana Energy shareholders received one share of Vectren common stock for each share of Indiana Energy common stock held at the closing date. SIGCORP shareholders received 1.333 shares of Vectren common stock for each share of SIGCORP common stock held at the closing date. The transaction was a tax-free exchange of shares and was accounted for as a pooling of interests.

   Our principal executive offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47711 and our telephone number is (812) 491-4000.

                              Recent Developments

Acquisition of the Gas Utility Assets of The Dayton Power & Light Company

   Vectren purchased the natural gas distribution assets of The Dayton Power and Light Company ("Dayton Power") for a purchase price of approximately $464 million on October 31, 2000. The acquisition added approximately 305,000 gas utility customers in 16 counties in west central Ohio. Vectren acquired the gas utility assets as a tenancy in common through two separate subsidiaries. Indiana Gas acquired a 47% ownership interest in the assets for approximately $218 million and Vectren Energy Delivery of Ohio, Inc. ("Vectren of Ohio") acquired the remaining 53% ownership interest for approximately $246 million. Vectren of Ohio is the operator of the assets. Because Ohio law requires domestic incorporation of any entity providing utility services in Ohio, Indiana Gas has incorporated under Ohio, as well as Indiana, law.

   Vectren Utility Holdings, Inc. ("Vectren Utility") is the intermediate holding company for Vectren's utility interests. As part of the acquisition financing, Vectren Utility borrowed approximately $435 million under its commercial paper program. From the proceeds of this financing, Indiana Gas received $189 million as debt and Vectren of Ohio received $246 million in debt. Indiana Gas also borrowed $29 million under its commercial paper program. Indiana Gas and Vectren of Ohio each applied these proceeds to pay its share of the purchase price for the gas utility assets of Dayton Power. We anticipate that the commercial paper financings of Vectren Utility and Indiana Gas will be replaced over time with permanent, long term financing.

Indiana Supreme Court Decision Regarding Gas Supply Agreements with ProLiance Energy, LLC

   ProLiance Energy, LLC ("ProLiance"), a 50 percent owned non-regulated marketing affiliate of Vectren, began providing natural gas and related services to Indiana Gas, Citizens Gas and Coke Utility ("Citizens Gas") and others effective April 1996. The sale of gas and provision of other services to Indiana Gas by ProLiance is subject to regulatory review through the quarterly gas cost adjustment process administered by the Indiana Utility Regulatory Commission (the "Commission").

   On September 12, 1997, the Commission issued an order finding the gas supply agreements between ProLiance and Indiana Gas and Citizens Gas to be consistent with the public interest. The Commission's decision reflected the significant gas cost savings to customers obtained through ProLiance's services and indicated that all material provisions of the gas supply agreements were reasonable. Nevertheless, with respect to the pricing of gas commodity purchased from ProLiance and two other pricing terms, the Commission concluded that additional review in the gas cost adjustment process would be appropriate and directed that these matters be considered further in the pending consolidated gas cost adjustment proceeding involving Indiana Gas and Citizens Gas. This order was appealed by the Indiana Office of Utility Consumer Counselor and, through a series of appeals, was finally considered by the Indiana Supreme Court.

   On September 22, 2000, the Indiana Supreme Court issued a decision affirming the September 12, 1997 order of the Commission that found the gas supply agreements to be consistent with the public interest.

Increased Gas Costs and Gas Cost Adjustment Proceedings

   Commodity prices for natural gas purchases during the winter months of calendar year 2001 have unexpectedly increased significantly over the past few months, primarily due to the expectation of a colder winter, which has led to increased demand and tighter supplies. Since Indiana Gas charges its customers the actual cost it pays for the natural gas purchased on their behalf, Indiana Gas's profit margin on gas sales should not be impacted. In 2001, Indiana Gas may experience higher working capital requirements, increased expenses, including interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold. To the extent significantly increased prices are accompanied by colder than normal weather, higher volumes may be sold providing increased margins as an offset to the unfavorable results mentioned.

   On October 11, 2000, Indiana Gas filed for approval of its quarterly gas cost adjustment. The Commission has issued an interim order approving the request by Indiana Gas for a gas cost adjustment factor for December, 2000. The Commission will determine the January and February, 2001 gas cost adjustments in a subsequent order. That order will address the claim by the Office of Utility Consumer Counselor that a portion of the requested gas cost adjustment be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed established practices. Accordingly, we believe that the Office of Utility Consumer Counselor's claim is without merit or precedent and that it is unlikely to be accepted by the Commission. There can, however, be no assurance as to the ultimate outcome.

                                  The Offering

Insured Quarterly Notes     Indiana Gas is offering $70,000,000 aggregate
Offered...................  principal amount of IQ Notes. We are offering
                            $         of the 15-Year IQ Notes bearing interest
                            at a rate of     % per year and $        of the 30-
                            Year IQ Notes bearing interest at a rate of      %
                            per year.

Interest Payment Dates....  Indiana Gas will pay interest on the IQ Notes quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on March 15, 2001.

Record Date...............  Indiana Gas will make interest payments to the holders of IQ Notes who hold such IQ Notes as of the 1st calendar day of the month in which each interest payment date falls, as well as upon presentation and surrender at maturity or earlier redemption.

Date of Maturity..........  The 15-Year IQ Notes will mature on December 15,
                            2015, and the 30-Year IQ Notes will mature on December 16, 2030, unless, in each case, redeemed prior to that date.

Optional Redemption by      Indiana Gas will have the option to redeem the 15-
Indiana Gas...............  Year IQ Notes, in whole or in part, from time to time on or after December 15, 2004. Indiana Gas will have the option to redeem the 30-Year IQ Notes in whole or in part, from time to time on or after December 15, 2005. The optional redemption price for the IQ Notes will be 100% of the principal amount thereof plus unpaid interest accrued to the redemption date.

Redemption Option of a
 Deceased Owner's
 Representative...........
                            Indiana Gas will be required to redeem the IQ Notes at the option of the representative of any deceased owner of IQ Notes at 100% of the principal amount thereof plus unpaid interest accrued to the redemption date; provided, however, that the maximum principal amount Indiana Gas will be required to redeem during the initial period from the date of the original issuance of the IQ Notes until and including December 15, 2001, and during each twelve-month period thereafter, is--

                               (1)$25,000 per deceased owner;

                               (2) an aggregate of $        for all deceased
                                   owners of 15-Year IQ Notes; and

                               (3) an aggregate of $        for all deceased
                                   owners of 30-Year IQ Notes.

Insurance.................  The timely payments of the regularly scheduled principal of and interest on each series of the IQ Notes and, subject to certain annual principal amount limitations referred to under "Description of the IQ Notes--Limited Right of Redemption upon Death of an Owner", any payments in connection with the mandatory redemption of IQ Notes at the option of representatives of deceased owners thereof will be insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation, which will be issued at the same time the IQ Notes are delivered.

Security..................  The IQ Notes will be unsecured and will rank equally with all of the other unsecured senior indebtedness of Indiana Gas.

Ratings...................  Indiana Gas anticipates that the IQ Notes will be rated "AAA" by Standard & Poor's Ratings Group and "Aaa" by Moody's Investors Service, Inc.

Use of Proceeds...........  Indiana Gas estimates that the net proceeds from the sale of the IQ Notes will be approximately $67,500,000. Indiana Gas intends to use these proceeds from the offering of the IQ Notes for general corporate purposes, including reducing short-term debt and financing the continuing construction program.

Ratio of Earnings to        Indiana Gas's historical ratio of earnings to fixed
 Fixed Charges............  charges for the twelve months ended on September
                            30, 2000 and each of the calendar years ended
                            December 31, 1999, 1998, 1997, 1996 and 1995 was
                            1.8x, 3.6x, 3.5x, 2.2x, 4.4x and 4.9x,
                            respectively. The ratio for the twelve months ended on September 30, 2000 excluding merger related costs of $15.9 million would have been 2.5x. The ratio for 1997 excluding restructuring costs of $39.5 million would have been 4.4x. To be consistent with its parent company, Indiana Gas has changed its fiscal year end from September 30 to December 31.


                                USE OF PROCEEDS

   Indiana Gas estimates that the net proceeds from the sale of the IQ Notes will be approximately $67,500,000. Indiana Gas will use the proceeds from the sale of the IQ Notes for general corporate purposes, including reducing short-term debt and financing the continuing construction program.

                                CAPITALIZATION

   The following table sets forth Indiana Gas's capitalization at September 30, 2000, as adjusted to reflect the issuance of the IQ Notes and use of proceeds. The following data are qualified in their entirety by reference to, and should be read together with, the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                   At September 30, 2000
                                            -----------------------------------
                                                       Pro        Pro Forma
                                             Actual  Forma(2) As Adjusted(2)(3)
                                            -------- -------- -----------------
                                                  (dollars in thousands)
      Long-Term Debt (net of current
       maturities)(1)...................... $211,274 $211,274     $281,274

      Common Shareholders' Equity..........  227,593  227,593      227,593
                                            -------- --------     --------
          Total Capitalization............. $438,867 $438,867     $508,867
                                            ======== ========     ========

      Short-Term Debt (including current
       maturities of long-term debt)(1).... $142,784 $360,784     $293,284
                                            ======== ========     ========

--------
(1) There were no current maturities of long-term debt.
(2) Adjusted to reflect the acquisition of a 47% interest in the natural gas utility assets of The Dayton Power and Light Company. Short-term debt (initially used to fund the transaction) will be replaced with permanent financing.
(3) Adjusted for the sale of the IQ Notes at par.

                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth Indiana Gas's ratio of earnings to fixed charges for the periods indicated.

                                     Twelve Months
                                         ended     Year Ended December 31,(1)
                                     September 30, ---------------------------
                                        2000(2)    1999 1998 1997(3) 1996 1995
                                     ------------- ---- ---- ------- ---- ----
      Ratio of Earnings to Fixed
       Charges......................      1.8      3.6  3.5    2.2   4.4  4.9

--------
(1) To be consistent with its parent company, Indiana Gas has changed its fiscal year end from September 30 to December 31.
(2) The ratio excluding merger-related costs of $15.9 million would have been 2.5x.
(3) The ratio excluding restructuring costs of $39.5 million would have been 4.4x.

   For the purpose of computing these ratios, earnings consist of net income plus income taxes, investment tax credits and fixed charges. Fixed charges consist of total interest, amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals.

                          DESCRIPTION OF THE IQ NOTES

   Set forth below is a description of the specific terms of the IQ Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption "Description of the Debt Securities." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the indenture, dated as of February 1, 1991, between U.S. Bank Trust National Association (formerly known as First Trust National Association which was formerly known as Bank of America Illinois which was formerly known as Continental Bank, National Association), as trustee (the "Note Trustee") and Indiana Gas (as supplemented, the "Indenture"), and the supplemental indenture thereto pursuant to which the IQ Notes will be issued.

   The 15-Year IQ Notes and the 30-Year IQ Notes will be issued as separate series of debt securities under the Indenture. The IQ Notes are not subject to any sinking fund provision. The IQ Notes are available for purchase in denominations of $1,000 and integral multiples of $1,000.

15-Year IQ Notes

   The 15-Year IQ Notes will be limited in aggregate principal amount to
$          , subject to the provisions of the Indenture. The entire principal amount of the 15-Year IQ Notes, unless previously redeemed, will mature and become due and payable, together with any unpaid interest accrued thereon, on December 15, 2015. In the event that the stated maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

 Interest

   Each 15-Year IQ Note will bear interest at     % per year from the date of
original issuance, payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year (each, an "Interest Payment Date" in respect of the 15-Year IQ Notes) to the person in whose name such 15-Year IQ Note is registered at the close of business as of the first calendar day of the month in which the applicable Interest Payment Date falls and at maturity or earlier redemption, as the case may be. The initial Interest Payment Date is March 15, 2001. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

 Optional Redemption

   Indiana Gas will have the option to redeem the 15-Year IQ Notes, in whole or in part, without premium, from time to time, on or after December 15, 2004, upon not less than 30 nor more than 60 days' written notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any unpaid interest accrued to the redemption date.

   From the redemption date, the 15-Year IQ Notes to be redeemed will cease to bear interest, unless Indiana Gas defaults in the payment of the redemption price. In the event of such default, the principal of the 15-Year IQ Notes to be redeemed will, until paid, continue to bear interest at the rate indicated on the cover of this prospectus supplement.

   Our right to redeem the 15-Year IQ Notes is independent of our right to redeem the 30-Year IQ Notes described below. We have the right to redeem either the 15-Year IQ Notes or the 30-Year IQ Notes in whole or in part without redeeming the other series of IQ Notes.

   Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), Indiana Gas or its affiliates may, at any time and from time to time, purchase outstanding 15-Year IQ Notes by tender, in the open market or by private agreement. However, Indiana Gas may not use any purchased IQ Notes as a credit against any redemption obligation.

30-Year IQ Notes

   The 30-Year IQ Notes will be limited in aggregate principal amount to
$          , subject to the provisions of the Indenture. The entire principal amount of the 30-Year IQ Notes, unless previously redeemed, will mature and become due and payable, together with any unpaid interest accrued thereon, on December 16, 2030. In the event that the stated maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

 Interest

   Each 30-Year IQ Note will bear interest at     % per year from the date of
original issuance, payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year (each, an "Interest Payment Date" in respect of the 30-Year IQ Notes) to the person in whose name such 30-Year IQ Note is registered as of the close of business on the first calendar day of the month in which the applicable Interest Payment Date falls and at maturity or earlier redemption, as the case may be. The initial Interest Payment Date is March 15, 2001. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

 Optional Redemption

   Indiana Gas will have the option to redeem the 30-Year IQ Notes, in whole or in part, without premium, from time to time, on or after December 15, 2005, upon not less than 30 nor more than 60 days' written notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any unpaid interest accrued to the redemption date.

   From the redemption date, the 30-Year IQ Notes to be redeemed will cease to bear interest, unless Indiana Gas defaults in the payment of the redemption price. In the event of such default, the principal of the 30-Year IQ Notes will, until paid, continue to bear interest at the rate indicated on the cover of this prospectus supplement.

   Our right to redeem the 30-Year IQ Notes is independent of our right to redeem the 15-Year IQ Notes described below. We have the right to redeem either the 15-Year IQ Notes or the 30-Year IQ Notes in whole or in part without redeeming the other series of IQ Notes.

   Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), Indiana Gas or its affiliates may, at any time and from time to time, purchase outstanding 30-Year IQ Notes by tender, in the open market or by private agreement. However, Indiana Gas may not use any purchased IQ Notes as a credit against any redemption obligation.

Special Insurance Provisions of the Indenture

   Notwithstanding any other provision of the Indenture, so long as the Insurer, as defined under "The Policy and the Insurer", is not in default under the Policy, as defined under "The Policy and the Insurer", the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the related series of IQ Notes, except for the rights provided under "--Limited Right of Redemption upon Death of an Owner".

   No provision of the Indenture expressly recognizing or granting rights in or to the Insurer may be amended in any manner which materially affects the rights of the Insurer without the prior written consent of the Insurer. In addition, in any instance in which the consent of all or a certain percentage of the holders of a series of IQ Notes is required under the Indenture, the Insurer's consent will be required in addition to any such required owners' consent, so long as the Insurer is not in default under the Policy.

Limited Right of Redemption upon Death of an Owner

   Unless the IQ Notes have been declared due and payable prior to their maturity following an Event of Default (as defined in the accompanying prospectus), the Representative (as defined herein) of a deceased owner of IQ Notes, has the right to require Indiana Gas to redeem all or part of its interest in the IQ Notes, expressed in integral multiples of $1,000 principal amount, prior to maturity at 100% of the principal amount to be redeemed plus unpaid interest accrued to the date of payment. However, during the period from the original issue date through and including December 15, 2001 (the "Initial Period"), and during any twelve-month period which ends on and includes each December 15 thereafter (each such twelve-month period being hereinafter referred to as a "Subsequent Period"), Indiana Gas will not be required to redeem--

     (i) on behalf of a deceased owner, any interest in the IQ Notes, treating the 15-Year IQ Notes and the 30-Year IQ Notes as one series for this purpose, which exceeds $25,000 principal amount,

     (ii) ownership interests in the 15-Year IQ Notes exceeding $        in
  aggregate principal amount for all Representatives thereof so requesting redemption, or

     (iii) ownership interests in the 30-Year IQ Notes exceeding $        in
  aggregate principal amount for all Representatives thereof so requesting redemption.

   Indiana Gas may, although it is not obligated to do so, redeem interests of any deceased owner in the IQ Notes in the Initial Period or any Subsequent Period in excess of the $25,000 individual limitation. Any such redemption, to the extent that it exceeds the $25,000 individual limitation for any deceased
owner, shall not be included in the computation of the $        aggregate
limitation for the 15-Year IQ Notes, or the $        aggregate limitation for
the 30-Year IQ Notes for such Initial Period or such Subsequent Period, as the case may be, or for any succeeding Subsequent Period. Indiana Gas may, although it is not obligated to do so, redeem interests of deceased owners in the 15-Year IQ Notes or the 30-Year IQ Notes, in the Initial Period or any

Subsequent Period in an aggregate principal amount exceeding the applicable aggregate limitation. Any such redemption, to the extent it exceeds the applicable aggregate limitation, shall not reduce the aggregate limitation for any Subsequent Period.

   Subject to the $25,000 individual limitation and the applicable aggregate limitation, Indiana Gas will redeem a deceased owner's interest in the IQ Notes within 60 days following receipt by Indiana Gas of a Redemption Request (as defined below) from the Note Trustee. If, during the Initial Period or any Subsequent Period, Redemption Requests exceed the applicable aggregate principal amount of interests in either the 15-Year IQ Notes or the 30-Year IQ Notes required to be redeemed, then such excess Redemption Requests will be applied in the order received by the Note Trustee to successive Subsequent Periods, regardless of the number of Subsequent Periods required to redeem such interests. Indiana Gas may, at any time, notify the Note Trustee that it will redeem, on a date not less than 30 nor more than 60 days following receipt of a Redemption Request from the Note Trustee, all or any such principal amount of IQ Notes for which Redemption Requests have been received but which are not then eligible for redemption by reason of the $25,000 individual limitation or the applicable aggregate limitation. Any IQ Notes so redeemed shall be redeemed in the order of receipt of Redemption Requests by the Note Trustee.

   A request for redemption of an interest in the IQ Notes may be initiated at any time and in any principal amount in integral multiples of $1,000 by the personal representative or other person authorized to represent the estate of the deceased owner or from a surviving joint tenant(s) or tenant by the entirety or the trustee of a trust (each, a "Representative"). The Representative shall deliver a request to the Participant (as defined under "--Book-Entry Only Issuance--The Depository Trust Company") through whom the deceased owner owned such interest, in form satisfactory to the Participant, together with evidence of the death of the owner, evidence of the authority of the Representative satisfactory to the Participant, such waivers, notices or certificates as may be required under applicable state or federal law and such other evidence of the right to such redemption as the Participant shall require. The request shall also specify the series and principal of the interest in the IQ Notes to be redeemed. The Participant shall thereupon deliver to DTC a request for redemption substantially in the form included herein as Appendix A (a "Redemption Request").

   DTC will, on receipt thereof, forward the same to the Note Trustee. The Note Trustee shall maintain records with respect to Redemption Requests received by it, including date of receipt, the name of the Participant filing the Redemption Request and the status of each such Redemption Request with respect to the $25,000 individual limitation and the applicable aggregate limitation. The Note Trustee will immediately file with Indiana Gas each Redemption Request it receives, together with the information regarding the eligibility thereof with respect to the $25,000 individual limitation and the applicable aggregate limitation. DTC, Indiana Gas and the Note Trustee may conclusively assume, without independent investigation, that the statements contained in each Redemption Request are true and correct and shall have no responsibility for reviewing any documents submitted to the Participant by the Representative or for determining whether the applicable decedent is in fact the owner of the interest in the IQ Notes to be redeemed or is in fact deceased and whether the Representative is duly authorized to request redemption on behalf of the applicable owner.

   The price Indiana Gas will pay for the IQ Notes to be redeemed pursuant to a Redemption Request is 100% of the principal amount thereof plus unpaid interest accrued to the date of payment. Subject to arrangements with DTC, payment for interests in the IQ Notes which are to be redeemed shall be made to DTC upon presentation of IQ Notes to the Note Trustee for redemption in the aggregate principal amount specified in the Redemption Requests submitted to the Note Trustee by DTC which are to be fulfilled in connection with such payment. The principal amount of any IQ Notes acquired or redeemed by Indiana Gas other than by redemption at the option of any Representative of a deceased owner shall not be included in the computation of either the $25,000 individual limitation or the applicable aggregate limitation for the Initial Period or for any Subsequent Period.

   Any interest in an IQ Note held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single owner and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of an owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of an owner of an interest in the IQ Notes will be deemed the death of the owner, regardless of the recordation of such interest on the records of the related Participant, if such rights can be established to the satisfaction of such Participant. Such interests shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other similar joint ownership arrangements, including individual retirement accounts or Keogh [H.R. 10] plans maintained solely by or for the decedent or by or for the decedent and any spouse, and trust and certain other arrangements where one person has substantially all of the rights of an owner during the person's lifetime.

   Any Redemption Request may be withdrawn by the person(s) presenting the same upon delivery of a written request for such withdrawal given by the Participant on behalf of such person to DTC and by DTC to the Note Trustee not less than 60 days prior to payment thereof by Indiana Gas.

   Indiana Gas may, at its option, purchase any IQ Notes for which Redemption Requests have been received in lieu of redeeming such IQ Notes. Any IQ Notes so purchased by Indiana Gas will either be reoffered for sale and sold within 180 days after the date of purchase or presented to the Note Trustee for redemption and cancellation. Any such acquisition of IQ Notes by Indiana Gas will not be included in the computation of the $25,000 individual limitation or the applicable aggregate limitation for the Initial Period or any Subsequent Period.

   During such time or times as the IQ Notes are not represented by global IQ Notes and are issued in definitive form, all references in this section to Participants and DTC, including DTC's governing rules, regulations and procedures, shall be deemed deleted, all determinations which under this section the Participants are required to make shall be made by Indiana Gas (including, without limitation, determining whether the applicable decedent is in fact the owner of the interest in the IQ Notes to be redeemed or is in fact deceased and whether the Representative is duly authorized to request redemption on behalf of the applicable owner), all redemption requests, to be effective, shall be delivered by the Representative to the Note Trustee, with a copy to Indiana Gas, and shall be in the form of a Redemption Request (with appropriate changes to reflect the fact that such Redemption Request is being executed by a Representative) and, in addition to all documents that are otherwise required to accompany a Redemption Request, shall be accompanied by the IQ Notes that are the subject of such request.

Book-Entry Only Issuance--The Depository Trust Company

   DTC will act as the initial securities depositary for the IQ Notes. Each series of IQ Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global IQ Notes will be issued for each series, representing in the aggregate the total principal amount of IQ Notes of such series, and will be deposited with DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participant's accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

   Purchases of IQ Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the IQ Notes on DTC's records. The ownership interest of each actual purchaser of IQ Notes (such purchaser, or the person to whom such purchaser conveys his or her ownership interest, is herein referred to as an "owner" or a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased IQ Notes. Transfers of ownership interests in the IQ Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in IQ Notes, except in the event that use of the book-entry system for the IQ Notes is discontinued, Indiana Gas determines that Beneficial Owners may exchange their ownership interests for such certificates or there shall have occurred an Event of Default.

   DTC will have no knowledge of the actual Beneficial Owners of the IQ Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such IQ Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices will be sent to DTC. If less than all of either series of IQ Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in such series of IQ Notes in accordance with its procedures.

   Although voting with respect to the IQ Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to IQ Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Indiana Gas as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the IQ Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Payments on the IQ Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or Indiana Gas, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of Indiana Gas, disbursements of such payments to Direct Participants is the responsibility of DTC and disbursements of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

   Except as provided herein, a Beneficial Owner of an interest in a global IQ Note will not be entitled to receive physical delivery of IQ Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the IQ Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global IQ Note.

   DTC may discontinue providing its services as security depositary with respect to the IQ Notes at any time by giving reasonable notice to Indiana Gas. Under such circumstances, in the event that a successor securities depositary is not obtained, IQ Note certificates will be printed and delivered to the holders of record. Additionally, Indiana Gas may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the IQ Notes. In that event, as well as upon the occurrence of an event of default under the Policy, certificates for the IQ Notes will be printed and delivered to the holders of record.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Indiana Gas believes to be reliable, but Indiana Gas takes no responsibility for the accuracy thereof. Indiana Gas has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                          THE POLICY AND THE INSURER

   The following information has been furnished by Ambac Assurance Corporation (the "Insurer") for use in this prospectus supplement. Reference is made to Appendix A for a specimen of the Insurer's policy. No representation is made by Indiana Gas or the Underwriter as to the accuracy or completeness of such information.

Payment Pursuant to the Financial Guaranty Insurance Policy

   The Insurer has made a commitment to issue a financial guaranty insurance policy relating to the 15-Year IQ Notes and the 30-Year IQ Notes (the "Policy"), effective as of the date of issuance of the IQ Notes. The form of the Policy is included herein as Appendix B. Under the terms of the Policy, the Insurer will pay to the United States Trust Company of New York, in New York, New York or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the applicable series of IQ Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Issuer (as such terms are defined in the Policy). The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest become Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Note Trustee. Under the Policy, the definition of "Due for Payment" will include the redemption date in connection with the mandatory redemption of IQ Notes at the option of the Representative of a deceased owner of IQ Notes upon the death of such owner, subject to certain annual principal amount limitations referred to under "Description of the IQ Notes--Limited Right of Redemption upon Death of an Owner". The Policy will extend for the term of each series of IQ Notes and, once issued, cannot be canceled by the Insurer.

   The Policy will insure payment only on the stated maturity date or on a redemption date in connection with the mandatory redemption of IQ Notes at the option of the Representative of a deceased owner of IQ Notes upon the death of such owner, in the case of principal, and on the Interest Payment Dates, in the case of interest. If the applicable series of IQ Notes becomes subject to mandatory or optional redemption (other than redemption in connection with the death of an owner of IQ Notes) and insufficient funds are available for redemption of all outstanding IQ Notes in such series, the Insurer will remain obligated to pay principal of and interest on outstanding IQ Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the IQ Notes upon the occurrence of an Event of Default, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

   In the event the Note Trustee has notice that any payment of principal of or interest on an IQ Note which has become Due for Payment and which has been made to an owner by or on behalf of Indiana Gas has been deemed a preferential transfer and therefore recovered from such owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available from Indiana Gas.

   The Policy does not insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does not cover:

  1. payment on acceleration, as a result of a call for redemption (other than redemption in connection with the death of an owner of IQ Notes) or as a result of any other advancement of maturity, and

  2. nonpayment of principal or interest caused by the insolvency or negligence of the Note Trustee, if any.

   If it becomes necessary to call upon the Policy, payment of principal requires surrender of the related IQ Notes to the Insurance Trustee, together with an appropriate instrument of assignment so as to permit ownership of such IQ Notes to be registered in the name of the Insurer to the extent of the related payment under the Policy. Payment of interest pursuant to the Policy requires proof of an owner's entitlement to interest payments and an appropriate assignment to the Insurer of such owner's right to such payment to the extent of the related payment under the Policy.

   Upon payment of the insurance benefits in respect of any IQ Notes, the Insurer will become the owner of the related IQ Notes, in the case of a payment of principal, or the right to payment of interest on such IQ Notes, in the case of a payment of interest, and will be fully subrogated to the rights of the owners to whom such benefits were paid.

The Insurer

   The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,259,000,000 (unaudited) and statutory capital of approximately $2,633,000,000 (unaudited) as of September 30, 2000. Statutory capital consists of the Insurer's policyholders' surplus and statutory contingency reserve. Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") and Fitch IBCA, Inc. ("Fitch IBCA") have each assigned a triple-A financial strength rating to the Insurer.

   The Insurer makes no representation regarding the IQ Notes or the advisability of investing in the IQ Notes and makes no representation regarding, nor has it participated in the preparation of, this prospectus supplement other than the information supplied by the Insurer and presented under the heading "The Policy and the Insurer" in this prospectus supplement and in the financial statements of the Insurer incorporated herein by reference.

   The Insurer has obtained a ruling from the Internal Revenue Service to the effect that the insuring of an obligation by the Insurer will not affect the treatment for federal income tax purposes of interest on such obligation and that insurance proceeds representing maturing interest paid by the Insurer under policy provisions substantially identical to those contained in the Policy shall be treated for federal income tax purposes in the same manner as if such payments were made by the issuer of the IQ Notes.

Available Information

   The parent company of the Insurer, Ambac Financial Group, Inc. ("AFG"), is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material may also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005. AFG's common stock is listed on the NYSE. AFG's filings are also available over the Internet at the Securities and Exchange Commission's website (http://www.sec.gov).

Incorporation of Certain Documents by Reference

   The following documents filed by AFG with the Securities and Exchange Commission (File No. 1-10777) are incorporated by reference:

  (1) AFG's Current Report on Form 8-K dated January 26, 2000 and filed on January 27, 2000;

  (2) AFG's Current Report on Form 8-K dated March 13, 2000 and filed on March 13, 2000;

  (3) AFG's Current Report on Form 8-K dated March 21, 2000 and filed on March 22, 2000;

  (4) AFG's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and filed on March 30, 2000;

  (5) AFG's Quarterly Report on Form 10-Q for the fiscal quarterly period ended March 31, 2000 and filed on May 12, 2000;

  (6) AFG's Quarterly Report on Form 10-Q for the fiscal quarterly period ended June 30, 2000 and filed on August 11, 2000; and

  (7) AFG's Quarterly Report on Form 10-Q for the fiscal quarterly period ended September 30, 2000 and filed on November 13, 2000.

All documents subsequently filed by AFG pursuant to the requirements of the Exchange Act after the date of this prospectus supplement will be available for inspection in the same manner as described above in "Available Information".

                                    RATINGS

   It is anticipated that S&P and Moody's will assign the IQ Notes the ratings set forth on the cover page hereof conditioned upon the issuance and delivery by the Insurer at the time of delivery of the IQ Notes of the Policy, insuring the timely payment of the principal of and interest on the IQ Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: S&P, 25 Broadway, New York, New York 10004 and Moody's, 99 Church Street, New York, New York 10007. There is no assurance that such ratings will, in fact, be assigned or remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither Indiana Gas nor the Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the IQ Notes. Any such downward revision or withdrawal of such ratings would likely have an adverse effect on any trading market for, and/or the market price of, the IQ Notes.

   At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P--AAA, AA, A and BBB and for Moody's--Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, Indiana Gas has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from Indiana Gas, the entire principal amount of the IQ Notes at
    % of the principal amount thereof, in the case of the 15-Year IQ Notes,
and      % of the principal amount thereof, in the case of the 30-Year IQ
Notes.

   The Underwriter has advised Indiana Gas that it proposes to offer the IQ Notes from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the IQ Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the IQ Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the IQ Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the IQ Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933.

   Prior to this offer, there has been no public market for the IQ Notes. The Underwriter has advised Indiana Gas that it intends to make a market in the IQ Notes. The Underwriter will have no obligation to make a market in the IQ Notes, however, and may cease market making activities, if commenced, at any time. The IQ Notes will not be listed on any securities exchange.

   Indiana Gas has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriter may be required to make in respect thereof.

   Indiana Gas has agreed, during the period of 15 days from the date on which the IQ Notes are purchased by the Underwriter, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any additional IQ Notes, any security convertible into or exchangeable into or exercisable for IQ Notes or any debt securities substantially similar to the IQ Notes, without the prior written consent of the Underwriter.

   The Underwriter has performed services for Indiana Gas and its affiliates in the past for which it has received customary compensation.

                                LEGAL OPINIONS

   The validity of the IQ Notes will be passed upon for Indiana Gas by Barnes & Thornburg, Indianapolis, Indiana. Certain matters will be passed upon for the Underwriter by Brown & Wood LLP, New York, New York.

                                    EXPERTS

   The audited consolidated financial statements of Indiana Gas and Subsidiary Companies as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 incorporated herein by reference have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 are incorporated herein by reference in reliance on the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                    APPENDIX A--FORM OF REDEMPTION REQUEST

               INDIANA GAS COMPANY, INC. INSURED QUARTERLY NOTES

                   due [December 15, 2015/December 16, 2030]
                               (the "IQ Notes")

                        CUSIP NO. [        /         ]

   The undersigned, Edward D. Jones & Co., L.P. (the "Participant"), pursuant to the provisions of that certain Indenture of Trust dated as of February 1, 1991, as supplemented, including the Fifth Supplemental Indenture dated as of
December   , 2000 (the "Indenture") made by Indiana Gas Company, Inc. (the
"Company") and U.S. Bank Trust National Association, as Trustee (the "Trustee"), does hereby certify to The Depository Trust Company (the "Depositary"), the Company and the Trustee that:

     1. [Name of deceased Beneficial Owner] is deceased.

     2. [Name of deceased Beneficial Owner] had a $           interest in the
  above referenced IQ Notes.

     3. [Name of Representative] is [Beneficial Owner's personal representative/other person authorized to represent the estate of the Beneficial Owner/surviving joint tenant/surviving tenant by the entirety/trustee of a trust] of [Name of deceased Beneficial Owner] and has delivered to the undersigned a request for redemption in form satisfactory
  to the undersigned, requesting that $           principal amount of said IQ
  Notes be redeemed pursuant to said Indenture. The documents accompanying such request, all of which are in proper form, are in all respects satisfactory to the undersigned and the [Name of Representative] is entitled to have the IQ Notes to which this Request relates redeemed.

     4. The Participant holds the interest in the IQ Notes with respect to which this Request for Redemption is being made on behalf of [Name of deceased Beneficial Owner].

     5. The Participant hereby certifies that it will indemnify and hold harmless the Depositary, the Trustee and the Company (including their respective officers, directors, agents, attorneys and employees), against all damages, loss, cost, expense (including reasonable attorneys' and accountants' fees), obligations, claims or liability (collectively, the "Damages") incurred by the indemnified party or parties as a result of or in connection with the redemption of IQ Notes to which this Request relates. The Participant will, at the request of the Company, forward to the Company, a copy of the documents submitted by [Name of Representative] in support of the request for redemption.

   IN WITNESS WHEREOF, the undersigned has executed this Redemption Request as
of             ,      .

                                        Edward D. Jones & Co., L.P.


                                        By: ___________________________________
                                        Name: _________________________________
                                        Title: ________________________________

                          APPENDIX B - FORM OF POLICY


                                  [SPECIMEN]

                                            Ambac Assurance Corporation
                                            c/o CT Corporation Systems
Ambac                                       44 East Mifflin Street, Madison,
                                            Wisconsin 53703
Financial Guaranty Insurance Policy         Administrative Office:
                                            One State Street Plaza, New York,
                                            New York 10004
                                            Telephone: (212) 668-0340

Obligor:                                    Policy Number:



Obligations:                                Premium:



Ambac Assurance Corporation (Ambac) A Wisconsin Stock Insurance Company in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to United States Trust Company of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Obligees, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following notification to Ambac of Nonpayment. Upon an Obligee's presentation and surrender to the Insurance Trustee of such unpaid Obligations or appurtenant coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Obligee the face amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and coupons and shall be fully subrogated to all of the Obligee's rights to payment.

In cases where the Obligations are issuable only in a form whereby principal is payable to registered Obligees or their assigns, the Insurance Trustee shall disburse principal to an Obligee as aforesaid only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to the Insurance Trustee duly executed by the Obligee or such Obligee's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. In cases where the Obligations are issuable only in a form whereby interest is payable to registered Obligees or their assigns the Insurance Trustee shall disburse interest to an Obligee as aforesaid only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment in form satisfactory to the Insurance Trustee, duly executed by the claimant Obligee or such Obligee's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Obligees' rights to payment on registered Obligations to the extent of the insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to an Obligee by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Obligee pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Obligee will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Obligee" means any person other than the Obligor who, at the time of Nonpayment, is the owner of an Obligation or of a coupon appertaining to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the stated maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the stated date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other that at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

/s/ P. Lassiter                  [SEAL]              /s/ Anne G. Gill

President                                            Secretary


Effective Date:                                      Authorized Representative

UNITED STATES TRUST COMPANY OF NEW YORK              /s/ H. William Weber
acknowledges that it has agreed to perform the
duties of Insurance Trustee under this Policy.       Authorized Officer

Form No.: 2B-0012 (7/97)

                                  [SPECIMEN]

                                Ambac Assurance Corporation
Ambac                           c/o CT Corporation Systems
                                44 East Mifflin Street, Madison, Wisconsin 53703
                                Administrative Office:
Endorsement                     One State Street Plaza, New York, New York 10004
                                Telephone: (212) 668-0340





Policy for:                     Attached to and forming part of Policy No.:


                                Effective Date of Endorsement:





Notwithstanding the terms and provisions contained in this Policy, it is further understood that the term "Due for Payment" shall also mean, when referring to the principal of and interest on an Obligation, any date on which the Obligations shall have been duly called for mandatory redemption pursuant to
Section 108 of the Fifth Supplemental Indenture to Indenture dated as of February 1, 1991, dated as of November __, 2000, relating to the Obligations.



Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy other than as above stated.

In Witness Whereof, Ambac has caused this Endorsement to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.


                          Ambac Assurance Corporation


/s/ P. Lassiter                  [SEAL]              /s/ Anne G. Gill

President                                            Secretary


                                                     Authorized Representative

Form No.: 2B-0027 (4/94)

PROSPECTUS

                                    [LOGO]

                           Indiana Gas Company, Inc.

                                Debt Securities

 . By this prospectus, we may offer from time to time up to $100,000,000 of our debt securities.

 . When we offer debt securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities including the offering price of the securities.

 . You should read this prospectus and the prospectus supplement relating to the specific offering of securities carefully before you invest.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                 The date of this prospectus is December 14, 2000.

                           INDIANA GAS COMPANY, INC.

   We are an operating public utility providing gas utility service in Indiana. We supply gas to approximately 514,000 residential, small commercial and contract (large commercial and industrial) customers in 311 communities in 49 of the 92 counties in Indiana. The largest communities which we serve include Muncie, Anderson, Lafayette, West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond.

   Our service area has a population of approximately 2 million people and contains diversified manufacturing and agricultural enterprises. The principal industries which we serve include:

  . automotive parts and accessories;

  . feed, flour and grain processing;

  . metal castings;

  . aluminum products;

  . gypsum products;

  . electrical equipment;

  . metal processing; and

  . glass.

   We are a wholly-owned subsidiary of Vectren Corporation ("Vectren"), a New York Stock Exchange-listed company (ticker symbol: VVC).

   On March 31, 2000, Indiana Energy, Inc. ("Indiana Energy"), the former parent of Indiana Gas, and SIGCORP, Inc. ("SIGCORP") merged and combined into Vectren Corporation, a holding company formed for purposes of the merger. SIGCORP was an investor-owned energy company that through its utility subsidiary, Southern Indiana Gas and Electric Company, provided electric and gas service to southwest Indiana and through its non-regulated subsidiaries provided energy-related products and services throughout the Midwest and elsewhere. As provided for in the merger agreement, Indiana Energy shareholders received one share of Vectren common stock for each share of Indiana Energy common stock held at the closing date. SIGCORP shareholders received 1.333 shares of Vectren common stock for each share of SIGCORP common stock held at the closing date. The transaction was a tax-free exchange of shares and was accounted for as a pooling of interests.

   Our principal executive offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47711 and our telephone number is (812) 491-4000.

   If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

                              RECENT DEVELOPMENTS

Acquisition of the Gas Utility Assets of The Dayton Power & Light Company

   Vectren purchased the natural gas distribution assets of The Dayton Power and Light Company ("Dayton Power") for a purchase price of approximately $464 million on October 31, 2000. The acquisition added approximately 305,000 gas utility customers in 16 counties in west central Ohio. Vectren acquired the gas utility assets as a tenancy in common through two separate subsidiaries. Indiana Gas acquired a 47% ownership interest in the assets for approximately $218 million and Vectren Energy Delivery of Ohio, Inc. ("Vectren of Ohio") acquired the remaining 53% ownership interest for approximately $246 million. Vectren of Ohio is the operator of the assets. Because Ohio law requires domestic incorporation of any entity providing utility services in Ohio, Indiana Gas has incorporated under Ohio, as well as Indiana, law.

   Vectren Utility Holdings, Inc. ("Vectren Utility") is the intermediate holding company for Vectren's utility interests. As part of the acquisition financing, Vectren Utility borrowed approximately $435 million under its commercial paper program. From the proceeds of this financing, Indiana Gas received $189 million as debt and Vectren of Ohio received $246 million in debt. Indiana Gas also borrowed $29 million under its commercial paper program. Indiana Gas and Vectren of Ohio each applied these proceeds to pay its share of the purchase price for the gas utility assets of Dayton Power. We anticipate that the commercial paper financings of Vectren Utility and Indiana Gas will be replaced over time with permanent, long term financing.

Indiana Supreme Court Decision Regarding Gas Supply Agreements with ProLiance Energy, LLC

   ProLiance Energy, LLC ("ProLiance"), a 50 percent owned non-regulated marketing affiliate of Vectren, began providing natural gas and related services to Indiana Gas, Citizens Gas and Coke Utility ("Citizens Gas") and others effective April 1996. The sale of gas and provision of other services to Indiana Gas by ProLiance is subject to regulatory review through the quarterly gas cost adjustment process administered by the Indiana Utility Regulatory Commission (the "Commission").

   On September 12, 1997, the Commission issued an order finding the gas supply agreements to be consistent with the public interest. The Commission's decision reflected the significant gas cost savings to customers obtained through ProLiance's services and indicated that all material provisions of the gas supply agreements were reasonable. Nevertheless, with respect to the pricing of gas commodity purchased from ProLiance and two other pricing terms, the Commission concluded that additional review in the gas cost adjustment process would be appropriate and directed that these matters be considered further in the pending consolidated gas cost adjustment proceeding involving Indiana Gas and Citizens Gas. This order was appealed by the Indiana Office of Consumer Counselor and, through a series of appeals, was finally considered by the Indiana Supreme Court.

   On September 22, 2000, the Indiana Supreme Court issued a decision affirming the September 12, 1997 order of the Commission that found the gas supply agreements between ProLiance and Indiana Gas and Citizens Gas to be consistent with the public interest.

Increased Gas Costs and Gas Cost Adjustment Proceedings

   Commodity prices for natural gas purchases during the winter months of calendar year 2001 have unexpectedly increased significantly over the past few months, primarily due to the expectation of a colder winter, which has led to increased demand and tighter supplies. Since Indiana Gas charges its customers the actual cost it pays for the natural gas purchased on their behalf, Indiana Gas's profit margin on gas sales should not be impacted. In 2001, Indiana Gas may experience higher working capital requirements, increased expenses, including interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold. To the extent significantly increased prices are accompanied by colder than normal weather, higher volumes may be sold providing increased margins as an offset to the unfavorable results mentioned.

   On October 11, 2000, Indiana Gas filed for approval of its quarterly gas cost adjustment. The Commission has issued an interim order approving the request by Indiana Gas for a gas cost adjustment factor for December, 2000. The Commission will determine the January and February, 2001 gas cost adjustments in a subsequent order. That order will address the claim by the Office of Utility Consumer Counselor that a portion of the requested gas cost adjustment be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed established practices. Accordingly, we believe that the Office of Utility Consumer Counselor's claim is without merit or precedent and that it is unlikely to be accepted by the Commission. There can, however, be no assurance as to the ultimate outcome.

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the debt securities for general corporate purposes, including reducing short-term debt and financing the continuing construction program. The following table sets forth information relating to our capital expenditures for the periods indicated.

                                            Fiscal Year Ended December 31,
                                                          (1)
                                            ----------------------------------
                                             2001     2000     1999     1998
                                            -------  -------  -------  -------
                                                    (in thousands)
      Amount of Capital Expenditures (2)... $58,000  $57,200  $62,880  $55,320
      Percentage of Capital Expenditures
       Provided by Internal Funds (2)(3)...      70%      40%      57%      57%

--------
(1) To be consistent with its parent corporation, Indiana Gas changed its fiscal year end from September 30 to December 31.
(2) Amounts for 2001 and 2000 are estimated.
(3) The estimated percentage of capital expenditures provided by internal funds for 2000 excluding estimated merger costs, net of tax, of $11.7 million would have been 60%.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our historical ratios of earning to fixed charges for the periods indicated.

      Twelve Months Ended         Fiscal Years Ended December 31, (1)
         September 30,          ------------------------------------------------------------
             2000               1999         1998         1997         1996         1995
      -------------------       ----         ----         ----         ----         ----
              1.8               3.6          3.5          2.2          4.4          4.9

--------
(1) To be consistent with its parent corporation, Indiana Gas changed its fiscal year end from September 30 to December 31.

   For the purpose of computing these ratios, earnings consist of net income plus income taxes, investment tax credits and fixed charges. Fixed charges consist of total interest, amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals. The ratio of earnings to fixed charges for fiscal

1997 before the restructuring charge of $39.5 million relating to the restructuring of operations of Indiana Gas to reduce costs and remain competitive would have been 4.4. The ratio of earnings to fixed charges for the twelve months ended September 30, 2000 excluding merger-related costs of $15.9 million would have been 2.5.

                      DESCRIPTION OF THE DEBT SECURITIES

General

   The debt securities will be issued under an indenture dated as of February 1, 1991, between Indiana Gas and U.S. Bank Trust National Association (formerly Continental Bank, National Association), as trustee, as supplemented, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

   The following summaries of certain provisions of the indenture are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture, including the definitions of terms.

   The indenture does not limit the amount of debt, secured or unsecured, which may be issued by Indiana Gas. The debt securities offered by this Prospectus are unsecured and rank equally with the other unsecured and unsubordinated indebtedness of Indiana Gas.

   Unless otherwise indicated in the applicable prospectus supplement, Indiana Gas will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple thereof. Unless otherwise specified in the applicable prospectus supplement, the debt securities will be registered for transfer and exchange, and principal, premium, if any, and interest, if any, will be payable at the corporate trust offices of the trustee in Chicago, Illinois and New York, New York. No service charge will be made for any transfer or exchange of the debt securities, but Indiana Gas may require payment of a sum sufficient to cover any tax or other government charge payable in connection with any registration or exchange other than certain exchanges not involving any transfer.

Terms of the Debt Securities

   Indiana Gas may issue the debt securities from time to time, without limitation as to aggregate principal amount and in one or more series. Indiana Gas may issue debt securities upon the satisfaction of conditions, including the delivery to the trustee of a supplemental indenture, a resolution of the Board of Directors of Indiana Gas or a committee of the Board of Directors, or a certificate of an officer of Indiana Gas who has been authorized by the Board of Directors to take that kind of action, which fixes or establishes the terms of the debt securities being issued. Any resolution or officer's certificate approving the issuance of any issue of debt securities will include the following terms of that issue of debt securities:

  . the title of the debt securities;

  . any limit on the aggregate principal amount of the debt securities;

  . the date or dates on which the principal will be payable;

  . the rate or rates (or manner of calculating the rate or rates) at which the debt securities will bear interest, if any, and the date or dates from which any interest will accrue;

  . the interest payment dates and the regular record date for any interest payable;

  . the place or places where the principal (and premium, if any) and interest, if any, will be payable and where the securities may be surrendered for registration, transfer, or exchange;

  . the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed or purchased, in whole or in part;

  . any mandatory redemption or sinking fund or analogous provisions;

  . the denominations in which any debt securities will be issuable if other than denominations of $1,000 and any integral multiple thereof;

  . the currency or currencies of payment of principal (and premium, if any) and interest (if other than U.S. dollars);

  . if the amount of payments of principal (and premium, if any) or interest may be determined with reference to an index, the manner in which such amounts will be determined;

  . if other than the full principal amount, the portion of the principal amount which will be payable upon declaration of acceleration of maturity;

  . any additional events of default or covenants of Indiana Gas; and

  . any other terms of the debt securities.

   The applicable prospectus supplement will also describe any special provisions for the payment of additional amounts with respect to the debt securities.

Limitations on Liens

   Indiana Gas may not create or permit to be created or to exist any mortgage on, pledge of, or other lien on or security interest in, any property or assets of Indiana Gas securing any indebtedness for money borrowed, unless Indiana Gas offers to each holder of the debt securities by written notice an undertaking by Indiana Gas to provide that the debt securities will be equally and ratably secured with that indebtedness and any other indebtedness which is entitled to be equally and ratably secured. Any holder of a debt security may accept this offer in writing delivered to Indiana Gas on or prior to the 30th day following the date of the notice given by Indiana Gas. However, these restrictions on liens do not apply to:

  . certain governmental charges and similar liens, assessments, pledges and deposits described in the indenture;

  . leases made, or existing on property acquired, in the ordinary course of business (including leases made in sale and lease-back transactions);

  . zoning restrictions, easements, licenses or restrictions on the use of real property or minor irregularities in the title, which do not, in the opinion of Indiana Gas, materially impair the use of such property in the operation of the business of Indiana Gas or the value of such property for the purpose of that business;

  . liens on any property acquired, constructed or improved by Indiana Gas after the date of the indenture which are created or assumed at the time of, or within 120 days after, the acquisition or completion of the construction or improvement, or within six months after the acquisition or completion pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of the property or the cost of the construction or improvement incurred after the date of the indenture;

  . liens on any property already existing at the time of acquisition, so long as the liens do not apply to any other property owned by Indiana Gas other than unimproved real property on which the property constructed or the improvement is located;

  . existing liens on any property or indebtedness of a corporation which is merged or consolidated with Indiana Gas;

  . liens in favor of the United States, any state, or any department, agency or instrumentality or political subdivision of the United States or any state, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price of or the cost of constructing or improving the property subject to such liens, including, without limitation, liens to secure debt of the pollution control or industrial revenue bond type;

  . liens to secure loans to Indiana Gas maturing within 12 months from their creation and made in the ordinary course of business;

  . liens on any property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration, drilling or development of the property or to secure debt incurred to provide funds for that purpose; or

  . liens for the sole purpose of extending, renewing or replacing in whole or in part debt secured by any lien referred to above or in this bullet point, so long as the principal amount of debt secured does not exceed the principal amount of debt secured at the time of that extension, renewal or replacement, and that the extension, renewal or replacement is limited to all or a part of the property or indebtedness which secured the lien so extended, renewed or replaced (plus improvements on such property).

   Other than the restrictions on the issuance of additional secured debt described above, there are no provisions of the indenture which afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving Indiana Gas. However, such a transaction would require regulatory approval and management of Indiana Gas believes that such approval would be unlikely in a highly leveraged or similar context.

Events of Default

   The following constitute events of default under the indenture with respect to debt securities of any series:

  . default in the payment of principal of (or premium, if any, on) any debt security when due and continuing for three business days;

  . default in the payment of interest on any debt security when due and continuing for 30 days;

  . default in the payment of any sinking fund payment when due and continuing for three business days;

  . default in the performance or breach of any covenant or warranty of Indiana Gas in the indenture for the benefit of such series and continuing for 60 days after written notice to Indiana Gas as provided in the indenture;

  . default in the payment of principal, premium, if any, or interest on (after any applicable period of grace), or acceleration of, indebtedness evidenced by any other series issued under the indenture or any other mortgage, indenture or instrument, or other evidence of indebtedness of Indiana Gas for borrowed money, in an aggregate amount exceeding $10,000,000, which default is not rescinded, or indebtedness not discharged, within 90 days after written notice to Indiana Gas as provided in the indenture;

  . certain events of bankruptcy, insolvency or reorganization; and

  . any other event of default provided with respect to debt securities of that series.

   If an event of default occurs and is continuing, either the trustee or the holders of at least 33% in aggregate principal amount of the outstanding debt securities may declare the principal amount of all debt securities to be due and payable immediately. At any time after the declaration of acceleration with respect to the debt securities has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities may, under certain circumstances, rescind and annul such acceleration.

   Subject to the provisions of the indenture relating to the duties of the trustee, before proceeding to exercise any right under the indenture at the direction of the holders, the trustee is entitled to receive reasonable security or indemnity from the holders. The holders of a majority in principal amount of the outstanding debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities. The holder of debt securities has an absolute right to receive payment of principal, premium, if any, and interest when due and may institute suit for the enforcement of any such payment. The trustee must, within 90 days after a default occurs notify the holders of the default, unless cured or waived. The trustee may withhold notice of default (except default in payment of principal or interest) if it determines that it is in the interest of the holders to do so. The trustee must withhold such notice for 45 days in the event of a default relating to breaches of covenants or representations contained in the indenture.

   Indiana Gas is required to furnish annually to the trustee a statement as to the performance by Indiana Gas of certain of its obligations under the indenture and as to any default in that performance.

Consolidation, Merger, Sale or Conveyance

   Indiana Gas may not merge or consolidate with another corporation or sell or convey its property or assets as an entirety or substantially as an entity unless

  . Indiana Gas is the continuing corporation or the successor corporation expressly assumes the obligations of Indiana Gas under the indenture, and

  . Indiana Gas or the successor corporation immediately after the transaction is not in default under the indenture.

Modification of the Indenture

   The indenture may be modified and amended by Indiana Gas and the trustee with the consent of holders of a majority in principal amount of each series of debt securities affected. However, without the consent of each holder of any debt security affected, no amendment or modification to any indenture may

  . change the maturity of any debt security;

  . reduce the principal amount of any debt security;

  . change the currency of payment of principal or interest;

  . reduce the interest rate or extend the time for payment of interest;

  . reduce the overdue rate;

  . reduce any amount payable upon redemption;

  . reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required to modify or amend the indenture or waive default;

  . change any obligation of Indiana Gas to maintain an office or agency in the place of payment for the debt securities;

  . change the method of calculating the rate of interest of any debt security;

  . change any obligation of Indiana Gas to pay additional amounts as provided in the indenture;

  . change the place of payment; or

  . impair the right to institute suit for the enforcement of payments on any debt security on or after the stated maturity date or date of redemption or repayment.

   The indenture permits Indiana Gas and the trustee to amend the indenture without the consent of holders of any debt securities to evidence the succession of another entity to Indiana Gas or the replacement of the trustee and for certain other purposes.

                             PLAN OF DISTRIBUTION

   Indiana Gas may sell securities:

  . to the public through underwriters,

  . to private investors through agents or dealers,

  . directly to purchasers.

   In connection with the sale of the debt securities, underwriters may receive compensation from Indiana Gas or from purchasers of the debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the debt securities may be deemed to be underwriters, and any discounts or commissions received by them from Indiana Gas and any profit on the resale of the debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such underwriter, dealer or agent will be identified, and any such compensation received from Indiana Gas will be described, in a prospectus supplement or pricing supplement.

   If so indicated in the prospectus supplement, Indiana Gas will authorize underwriters to solicit offers by certain institutions to purchase debt securities from Indiana Gas pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless Indiana Gas otherwise agrees, the aggregate principal amount of debt securities sold pursuant to the contracts shall not be more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of Indiana Gas. Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the debt securities covered under that contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

   Indiana Gas will indemnify the agents and the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the agents or the underwriters may be required to make.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange

Commission's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms.

   We have filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the debt securities. For further information on Indiana Gas and the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means

  . incorporated documents are considered part of this prospectus;

  . we can disclose important information to you by referring you to those documents; and

  . information that we file with the Securities and Exchange Commission will automatically update and, to the extent inconsistent, supersede this prospectus and previously incorporated information.

   We incorporate by reference the documents listed below which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

  . transition report of Indiana Gas on Form 10-K/A for the year ended
    December 31, 1999;

  . quarterly reports of Indiana Gas on Form 10-Q and Form 10-Q/A for the quarters ended December 31, 1999, March 31, 2000, June 30, 2000, and September 30, 2000; and

  . current reports of Indiana Gas on Form 8-K and Form 8-K/A filed October
    29, 1999, April 14, 2000, April 17, 2000, April 27, 2000 and November 15,
    2000.

   We also incorporate by reference each of the following documents that we will file with the Securities and Exchange Commission after the date of this prospectus until this offering is completed or after the date of the registration statement and before the effectiveness of the registration statement:

  . all documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act; and

  . any reports filed under Section 15(d) of the Exchange Act.

   You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

   You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

   You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Vice President and Treasurer, Indiana Gas Company, Inc., 20 N.W. Fourth Street, Evansville, Indiana 47702-0209, telephone (812) 491-4000.

                                    EXPERTS

   The audited consolidated financial statements of Indiana Gas and Subsidiary Companies as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                  $70,000,000

                                    [LOGO]

                           Indiana Gas Company, Inc.

                                   $
                  % Insured Quarterly Notes due December 15, 2015

                                   $
                  % Insured Quarterly Notes due December 16, 2030

                             ---------------------

                             Prospectus Supplement

                             ---------------------

                          Edward D. Jones & Co., L.P.

                               December   , 2000